

July 21, 2011

<u>Via E-mail</u>
Reinhold Mackenroth
M Street Gallery, Inc.
815 W. Boynton Beach Blvd. 4-101
Boynton Beach, Florida 33437

> **Re:** **M Street Gallery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-174404**

Dear Mr. Mackenroth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated June 20, 2011, however your response did not address the length of time that the selling stockholders have held the shares proposed to be offered, or the fact that the shares proposed to be offered represent 100% of your public float. Please address these factors in your analysis as to why the transaction is appropriately characterized as a secondary offering. Alternatively, reduce the size of the offering (in particular the shares proposed to be offered by Ms. Mackenroth) to one-third of the total number of outstanding shares held by non-affiliates, or revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters.

2. We note your response to comment ten in our letter dated June 20, 2011 and we reissue that comment. Where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash cost to

officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, you must include a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In an appropriate place in your registration statement, please include such a comparison. Refer to Item 506 of Regulation S-K.

3. We note your addition of the dealer prospectus deliver obligation language on the outside back cover page of the prospectus. Please acknowledge your understanding that the relevant date will need to be updated at the relevant time pursuant to Rule 174 under the Securities Act.

The Offering, page 5

4. Please revise the following sentence, which you added in response to comment ten in our letter dated June 20, 2011: "Although there are no formal agreements, nor any discussions to the extent of how much funds will be provided, nor if any future funds will be provided, but will assist when and wherever he can, this is not a loan and no agreements were executed." The meaning of the sentence is unclear.

5. We note your statement that "management has paid the legal expenses with no expense to the company." Please clarify here, as you do elsewhere in the filing, that management has agreed to pay all of the expenses of this offering, and not just the legal fees associated with this offering.

Selling Security Holders, page 9

6. Your selling security holders table shows that Ms. Mackenroth beneficially owns 56,000 shares. Please tell us the basis for your conclusion that Ms. Mackenroth does not beneficially own the shares of her husband. Alternatively, if you determine that she does beneficially own Mr. Mackenroth's shares, please reflect this in your table. Also, please tell us whether you completed a beneficial ownership analysis for the other selling shareholders with family relationships. Refer to Exchange Act Rule 13d-3 and Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations, located on our website, for additional guidance. In this regard, we note that you deleted the language indicating that each person listed in the selling stockholders table and the beneficial ownership tables on page 31 has sole voting and investment power over the listed shares.

Available Information, page 22

Reports to Shareholders, page 22

7. We note your response to comment 18 in our letter dated June 20, 2011. The first sentence under this heading could imply that your reporting obligations will cease on April 30, 2012. Please revise this sentence to make clear that reporting obligations are ongoing until the company ceases to become a reporting company. Also, please delete the second sentence under this heading, as it may confuse investors as to the nature of your reporting obligations. Refer to Item 101(h)(5) of Regulation S-K.

Plan of Operations, page 22

8. We note your response to comment four in our letter dated June 20, 2011 and the disclosure added here stating that although, M Street Gallery is a development stage company and has commenced operations, you have not yet generated any revenue. Please reconcile this disclosure with the disclosure in Note 1 to your audited financial statements which states you have no operations. Please revise your disclosure as appropriate.

Certain Relationships and Related Transactions, page 31

9. We note your response to comment 29 in our letter dated June 20, 2011 and your revisions. We reissue the portion of that comment asking you to disclose the amounts that Mr. Mackenroth has paid or affirmatively agreed to pay on behalf of the company, including the expenses associated with this offering.

Recent Sales of Unregistered Securities, page 34

10. Please revise the language, "Mr. Mackenroth has not participated in the offering subscribed to the selling shareholders…," as its meaning is unclear.

11. As previously requested in comment 31 in our letter dated June 20, 2011, please disclose the exemption relied upon when you issued 2,500,000 shares to Mr. Mackenroth.

Undertakings, page 36

12. Please revise the undertaking in section A.3. to add the language provided in Item 512(a)(5)(i)(A) of Regulation S-K.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant